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                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    SCHEDULE 13D


                     UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               LASERGATE SYSTEMS, INC.
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                                   (NAME OF ISSUER)


                       COMMON STOCK, PAR VALUE $.003 PER SHARE
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                            (TITLE OF CLASS OF SECURITIES)



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                                    (CUSIP NUMBER)


                                 HERBERT STRAUSZ
                                  RBB BANK, AG
                                   BURGING 16
                                   8010, GRASZ,
                                     AUSTRIA
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                    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                   JANUARY 24, 1999
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               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                            (Continued on following pages)

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CUSIP NO.  697758 10 0

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

     RBB Bank, Aktiengesellschaft
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)                (b)      X
        ---------------    ---------------

(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Source of Funds    OO
                    ------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
                       ---------------------------------------------------------

(6)  Citizenship or Place of Organization  AUSTRIA
                                         ---------------------------------------

Number of       (7) Sole Voting Power    32,655,549
Shares Bene-                          ------------------------------------------
ficially        (8) Shared Voting Power   0
Owned by Each                          -----------------------------------------
Reporting       (9) Sole Dispositive Power  32,655,549
Person With                               --------------------------------------
               (10) Shared Dispositive Power   0
                                            ------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   81.4%
                                                       -------------------------

(14) Type of Reporting Person    BK
                              --------------------------------------------------

 ITEM 1.  SECURITY AND ISSUER.

     (a)  TITLE AND CLASS OF SECURITY:   This statement relates to the shares of
          common stock, par value $.003 per share, of Lasergate Systems, Inc., a Florida corporation (the "Common Stock").

     (b)  ISSUER:   Lasergate Systems, Inc.
                    2189 Cleveland Street
                    Clearwater, Florida 33765


ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by RBB Bank, AB (the "Bank"), a commercial bank formed under the laws of Austria. The directors and executive officers (the "Directors and Officers) of the Bank are Hans-Dieter Prentner, Hermann Poeltl, Werner Strasznig and Ingo Maric. The address of its principal business and the address of its principal office is Burging 16, 8010, Grasz, Austria. The business address of each of the Directors and Officers is the address of the Bank. The present principal occupations and employments of each of the Officers and Directors is with the Bank. During the past five years, neither the Bank nor any of the Directors and Officers has been convicted in a criminal proceeding. During the past five years, neither the Bank nor any of the Directors or Officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The transactions reported by this Schedule 13D are the acquisition by the Bank from approximately 60 independent holders of Common Stock, each of which is an Austrian national, of sole authority (i) to give consent to the removal of the Issuer's board of directors, (ii) to call a special meeting of the Issuer's shareholders for purposes of electing its board of directors and
(iii) to dispose of 7,837,332 shares of the Issuer's Common Stock (the "Common Shares") and 5700 shares of the Issuer's' Series G Preferred Stock (the "Preferred Shares") convertible into an additional 24,818,217 Common Shares. The Common Shares and the Preferred Shares are referred to in this Schedule as the "Underlying Shares."

          From time to time the Bank, acting in full compliance with local law, recommends investments to various of its clients. In these cases, clients of the Bank, acting independently of each other, acquire sole beneficial ownership of the investment securities and the Bank holds the investment securities in its name as nominee subject to the instructions of the beneficial holders as to voting, disposition and all other matters incident to the ownership of the investment securities. Whenever the investment security is a security that has been registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as long as the foregoing facts apply, the Bank disclaims beneficial ownership of the underlying securities for all purposes of
Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

          During June 1996, the Issuer completed a transaction subject to Regulation S promulgated under the Securities Act of 1933, as amended (the "Securities Act"), in which the Bank acquired for approximately 60 independent holders, each of which is an Austrian national, 8,000 shares of the Issuer's Series F Preferred Stock. The investors paid $6,000,000 in cash, before commissions and offering expenses, for these securities. The sources of funds for the purposes were the personal funds of the respective independent purchasers. No provision was made for representation by the Bank on the Issuer's board of directors.

          On November 4, 1997, the Issuer sold 7,500 shares of its Series G Preferred Stock to holders of the Series F Preferred Stock in an transaction pursuant to Regulation S under the Securities Act for $7,500,000. In the transaction, the Issuer redeemed 7,945 shares of Series F Preferred Stock for $6,000,000, providing the Issuer with $1,447,500 of net proceeds after the expenses of the offering. The sources of the additional funds provided by the investors were their respective personal funds. The terms of the Series G Preferred Stock are set forth in the Issuer's Articles of Amendment of the Issuer's Articles of Incorporation, filed as Exhibit 3.1 to the Issuer's

Current Report on Form 8-K, dated November 19, 1997 (File No. 0-15873). The shares of the Issuer's Series G Preferred Stock have no voting rights as such. The shares of the Issuer's Common Stock into which such shares may be converted have identical voting rights with all other shares of the Issuer's Common Stock. The 7,500 shares of Series G Preferred Stock issued to the purchasers thereof were by their terms convertible into 32,655,549 shares of the Issuer's Common Stock after a period of 40 days. Notwithstanding this provision of the Preferred Shares, the Issuer failed to obtain authorization from its shareholders to increase the number of its authorized but unissued shares of Common Stock and, accordingly, there are not sufficient additional shares of Common Stock currently reserved for issuance upon conversion of all shares of the Series G Preferred Stock.

          On April 11, 1998, the Issuer converted 1,800 shares of Series G Preferred Stock into 7,837,332 Common Shares. At the request of the beneficial owners who converted their shares, the certificate representing the Common Shares was registered in the name of the Bank.

          In July 1998 certain clients of the Bank, including certain beneficial holders of the Underlying Shares, loaned $300,000 to the Issuer by purchasing the Issuer's $300,000 secured promissory note due July 31, 2000. The purchasers of the debt security requested that the Issuer issue the Note in the name of the Bank.

ITEM 4.   PURPOSE OF TRANSACTIONS.

          The purposes of the transactions described below in this Item 4 are to dispose of the Underlying Shares to, and to cause the Issuer to enter into a proposed cash merger transaction with, a third party.

          From time to time during the second half of 1998, the Bank discussed the prospects of the Issuer with representatives of Advantix, Inc.
("Advantix"), a privately-owned corporation based in Newport Beach, California. On January 8, 1999 Advantix sent a letter to the Issuer stating that Advantix was prepared to make an offer to purchase all outstanding shares of the Issuer for a price of $0.10 per share and to close the transaction by January 31, 1999, subject to completion of standard due diligence. Advantix also stated in its letter that, upon the Issuer's agreement to consider its offer, Advantix was prepared to loan $250,000 to the Issuer so that the Issuer could meet its immediate cash needs. Advantix requested that the Issuer respond to its letter by January 11, 1999. The Issuer did not so respond.

          On January 24, 1999, following periodic individual consultations between the Bank and the beneficial holders of the Underlying Shares, the Bank received separate oral authorizations from the holders of the Underlying Shares to agree to sell all of the Underlying Shares to Advantix at its offered price, or the equivalent value in securities of Advantix, and to facilitate a transaction that permitted Advantix to acquire all of the outstanding securities of the Issuer in addition to the Underlying Shares. Concurrently, Advantix proceeded to enter into discussions with the Issuer with a view to the acquisition of the Issuer by a cash merger that would pay each holder of Common Stock of the Issuer $0.10 per share.

          On January 24, 1999 Advantix and the Bank entered into a Stock Purchase Agreement (the "Purchase Agreement"), dated that date, providing for the sale of the Underlying Shares of Advantix at a closing to be held not later than May 15, 1999, or such later date as the Bank and Advantix agree. The Purchase Agreement provides that the Bank will support the Merger and vote the Underlying Shares in favor thereof and that Advantix will purchase the Underlying Shares from the Bank if the Issuer does not approve the Merger by January 31, 1999.

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The purchase price to be paid by Advantix will be (i) $0.10 cash for each
Underlying Share that is a Common Share and (ii), subject to adjustment as set forth below, 170.081 shares of Advantix common stock for each Underlying Share that is a Preferred Share. The foregoing exchange ratio may be increased or decreased, on a proportionate basis, if prior to consummation of the transactions contemplated by the Purchase Agreement, Advantix consummates a private offering of its equity securities that results in gross proceeds to Advantix of not less than $5,000,000 and the pre-offering valuation of Advantix in connection with such private financing is greater or less than $190,000,000. If Advantix has not consummated a registered public offering of its stock on or before May 15, 1999, or such later date as Advantix and the Bank agree, then, notwithstanding any other provision of the Purchase Agreement, the purchase price will be (i) for each Underlying Share that is a Common Share, $0.10 cash, and (ii) for each Underlying Share that is a Preferred Share, $0.10 cash for each share of the Issuer's Common Stock into which such Underlying Share is convertible at closing.

          Additionally, the Bank and Advantix agreed in the Purchase Agreement that if the board of directors of the Issuer does not approve the Merger on or before January 31, 1999, the Bank will, as soon as possible thereafter, take all appropriate or necessary actions, including without limitation making all appropriate filings with the Securities and Exchange Commission, to elect a majority of the members of the Issuer's board of directors, that the members of the Issuer's board of directors would include David A. Riley and Stephen Fryer, or other individuals acceptable to Advantix, and that David A. Riley would be named as the Issuer's business manager. The Bank agreed not to, and agreed to cause the Issuer not to, take action inconsistent with the purposes of this Agreement or the Merger or otherwise detrimental to Advantix.

          On January 28, 1999, after learning that the Issuer was taking steps to file a petition under Chapter 11 of the Bankruptcy Act and had ceased discussions with Advantix regarding additional credit lines and the Merger, and after receiving sufficient authorizations from the holders of the Underlying Shares and their representatives to take such steps, the Bank executed and delivered to the Issuer a written consent in lieu of meeting which consent removed all members of the Issuer's board of directors. Acting with the same authority, on January 28, 1999 the Bank executed and delivered to the Issuer a written demand for the Issuer to provide the Bank or its representatives with the record of shareholders required to be maintained under Florida corporate law so that the Bank could comply with the provision of Florida corporate law that requires that a written consent signed by fewer that all shareholders of record to be sent to all shareholders of record who did not execute such consent and a separate written demand for the Issuer to call a meeting of its shareholders for purposes of electing a board of directors.

          On January 29, 1999 counsel to the Issuer sent a letter that purported to reject the removal of Issuer's board of directors as well as the Bank's demands for the record of holders and for the meeting

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As a result of the authorizations it received on and after January 24, 1999 from the holders of the Underlying Shares, the Bank is the beneficial owner of 32,655,549 shares of Common Stock, of which shares 7,837,332 are issued and outstanding. The 32,655,549 shares represent 81.4% of the Issuer's Common Stock as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998. As of that date, the Issuer had only 4,700,607 shares of Common Stock that were authorized but unissued and consequently the Issuer would not be able to be issue more than 4,700,607 of the 24,818,217 shares of Common Stock the Bank would otherwise be entitled to receive upon conversion of the 5,700 shares of Series G Preferred Stock that are Underlying Shares.

          (b) As a result of the authorizations it received on and after January 24, 1999 from the holders of the Underlying Shares, until such authorizations are revoked or otherwise terminate, the Bank is the sole holder of the power to vote or to direct the vote and the sole holder of the power to dispose or to direct the disposition of the Underlying Shares.

          (c) Other than as reported in Item 4 above, there were no transactions by the Bank during the past 60 days.

          (d) For as long as the authorizations received by the Bank on and after January 24, 1999 with respect to the Underlying Shares remain in effect, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Underlying Shares.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Reference is made to the Purchase Agreement referred to in Item 4 above. The Purchase Agreement provides, among other things for the transfer of the Underlying Shares to Advantix and for the voting of the Underlying Shears in favor of the Merger.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A - Stock Purchase Agreement, dated January 24, 1999, between the Bank and Advantix.

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                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   RBB BANK, AG


DATED:  February 2 , 1999          By: /s/ Herberg Strausz
                                      --------------------------------
                                      Name:  Herbert Strausz
                                      Title:  Authorized Signatory


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                                  INDEX OF EXHIBITS



               Document
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Exhibit A      Stock Purchase Agreement